FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Simons James H.	2. Issuer Name and Ticker or Trading Symbol Franklin Electronic Publishers, Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Renaissance Technologies Corp. 800 Third Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year October 10, 2002
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/10/02		X		200,000	A	$1.50	410,000	D
Common Stock								1,684,640	I	(1)
Common Stock								4,701	I	(2)
Common Stock								4,701	I	(3)
Common Stock								4,701	I	(4)
Common Stock								850	I	(5)
Common Stock								2,001	I	(6)
Common Stock								53	I	(7)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A 10% Convertible Preferred Stock								4/1/01	N/A	Common Stock	791,000		3,955(8)	D
Put Option (obligation to buy)	$1.50	10/10/02		X			1	9/24/02	12/22/02	Common Stock	200,000		0	D

Explanation of Responses:

(1) These shares are held by Bermuda Trust Company Limited, as trustee of the Lord Jim Trust, a trust created under the laws of the Islands of Bermuda (the "Trust"). The principal beneficiaries of the Trust are Dr. Simons and his parents and children.
(2) These shares are held directly by Dr. Simons' child, Nathaniel Simons. Dr. Simons disclaims beneficial ownership of these shares for purposes of Section 16 of the Securities Exchange Act of 1934.
(3) These shares are held directly by Dr. Simons as custodian under the Uniform Gifts to Minors Act for the benefit of Audrey Simons.
(4) These shares are held directly by Dr. Simons as custodian under Uniform Gifts to Minors Act for the benefit of Nicholas Simons.
(5) These shares are held directly by Dr. Simons' wife. Dr. Simons disclaims beneficial ownership of these shares for purposes of Section 16 of the Securities Exchange Act of 1934.
(6) These shares are held directly by Dr. Simons' child, Elizabeth Simons. Dr. Simons disclaims beneficial ownership of these shares for purposes of Section 16 of the Securities Exchange Act of 1934.
(7) These shares are held by Renaissance Ventures Ltd., a New York corporation of which Dr. Simons is the sole shareholder.
(8) Includes a total of 455 shares of Series A 10% Convertible Preferred Stock received as dividends on 6/30/01, 12/31/01 and 6/30/02.

By: /s/ James H. Simons **Signature of Reporting Person	10/10/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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